

Mail Stop 3561

April 29, 2010

Jack E. Brucker
President and Chief Executive Officer
Rural/Metro Corporation
9221 East Via de Ventura
Scottsdale, Arizona 85258

      Re: Rural/Metro Corporation
             Form 10-K for fiscal year ended June 30, 2009
             Filed September 9, 2009
             File No. 000-22056

Dear Mr. Brucker:

      We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

      Regards,

      John Dana Brown
      Attorney-Advisor